Exhibit 23.2

Consent of Independent Accountant

We hereby consent to the incorporation by reference in this Registration Statement of Wheeler Real Estate Investment Trust, Inc., of our reports, with respect to the Statement of Revenues and Certain Operating Expenses of Twin City Crossing, Surrey Plaza, Winslow Plaza Shopping Center, Jenks Plaza Shopping Center, Tampa Festival Centre, Forrest Gallery Shopping Center, and the Combined Statement of Revenues and Certain Operating Expenses of Clover Plaza Associates, LLC, South Square Associates, LLC, St. George Plaza Associates, LLC, Waterway Plaza Associates, LLC and Westland Square Associates, LLC for the year ended December 31, 2012, December 31, 2011 and December 31, 2010 (as applicable).

/s/ Cherry Bekaert LLP

Virginia Beach, Virginia

February 28, 2014